

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 16, 2009

By U.S. Mail and facsimile (631) 360-9380

Bradley E. Rock
Chairman, President and Chief Executive Officer
Smithtown Bancorp, Inc.
100 Motor Parkway, Suite 160
Hauppauge, New York 11788

> **Re: Smithtown Bancorp, Inc.**
> **Form 10-K and Form 10-K/A for December 31, 2008**
> **Definitive Proxy Statement filed March 12, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **File Number 000-13314**

Dear Mr. Rock:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney